SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this "Agreement") is made and entered into as of April 8, 2026 by and among Tamboran Resources Corporation, a Delaware corporation (the "Company"), and each of the entities (each, a "Purchaser" and, collectively, the "Purchasers") listed on Schedules "A" attached to this Agreement (collectively, "Schedule A"; the Schedule A pertaining to each individual Purchaser is referred to herein as the "applicable Schedule A", and the accounts, if any, on behalf of which any Purchaser may be acting, as specified on the applicable Schedule A, for whom the Purchaser holds contractual and investment authority, are referred to herein as the "Represented Accounts"). The Company and the Purchasers are sometimes collectively referred to in this Agreement as the "Parties" and individually as a "Party".

WHEREAS, the Company has authorized the sale and issuance of shares of its common stock, par value $0.001 per share (the "Common Stock"), on the terms and subject to the conditions set forth in this Agreement and the Registration Statement (as defined below). The shares of Common Stock to be sold hereunder at the Closing (as defined below) shall be referred to herein as the "Shares";

WHEREAS, the Company is conducting a registered direct institutional entitlement offer (the "Institutional Entitlement Offer") of shares of Common Stock to Eligible Institutional Holders (as defined in the Registration Statement) pursuant to the Registration Statement, and this Agreement is being entered into in connection with the Institutional Entitlement Offer;

WHEREAS, each Purchaser for its own account or on behalf of a Represented Account, severally, wishes to purchase Shares in the amounts and for the cash payment (the "Cash Payment") set forth on such Purchaser's applicable Schedule A upon the terms and conditions set forth in this Agreement and the Registration Statement; and

WHEREAS, the Company wishes to issue and sell to each Purchaser, for its account or its Represented Account, the Shares set forth on such Purchaser's applicable Schedule A for the Cash Payment set forth therein, upon the terms and conditions set forth in this Agreement and the Registration Statement.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and understandings herein contained, the Parties agree as follows:

SECTION 1. Sale and Registration of the Shares.

1.1 The Sale. Subject to the terms and conditions set forth in this Agreement, on the Closing Date (as defined below), the Company shall sell to each Purchaser, severally, and each Purchaser hereby agrees, severally, to purchase from the Company on the Closing Date (as defined below) for its own account or on behalf of a Represented Account, the number of Shares set forth on such Purchaser's applicable Schedule A at a purchase price per Share equal to the Subscription Price (as set forth in the Registration Statement). The aggregate Cash Payment for the Shares purchased by each Purchaser is set forth on such Purchaser's applicable Schedule A. For the avoidance of doubt, other Purchasers have entered into substantially similar agreements with the Company on the date hereof to acquire Shares and it is understood that none of any

Purchaser's purchases of its allocable Shares hereunder shall be dependent upon any other Purchasers' purchases of their respective allocable Shares under such other agreements.

          1.2   Closing. The closing of the transactions contemplated hereunder with respect to a Purchaser (the "Closing") will take place on or about April 14, 2026 (this settlement cycle being referred to as "T+5"), or such other date, if any, as is mutually agreed to by the Parties (the "Closing Date"). Under Rule 15c6-1 of the Exchange Act (as defined below), trades in the secondary market generally are required to settle in one Business Day unless the parties to a trade expressly agree otherwise. Accordingly, Purchasers who wish to trade Shares on the date hereof or on any subsequent date that is prior to the trading day preceding the Closing Date, by virtue of the fact that the Shares initially will settle T+5, will be required to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Shares who wish to trade the Shares prior to the Business Day preceding the Closing Date should consult their own advisors. On the Closing Date, and subject to the conditions contained in this Section 1.2:

          (a)   each Purchaser shall (i) submit, through the Depository Trust Company ("DTC's") Deposit and Withdrawal at Custodian ("DWAC") program, a deposit instruction to Computershare Trust Company, N.A., acting as transfer agent and DTC custodian for the Common Stock (the "Transfer Agent"), for the applicable number of Shares, (ii) deliver to the Company the applicable Cash Payment by wire transfer of immediately available funds to the account of the Company set forth on Exhibit A or as otherwise advised by the Company to such Purchaser prior to the Closing and (iii) comply with the Instructions and Purchase Procedures attached hereto as Exhibit B;

          (b)   the Company will deliver to each Purchaser or Represented Account the number of Shares set forth on such Purchaser's applicable Schedule A via book-entry delivery pursuant to DWAC instructions specified on the applicable Schedule A, with any transfer taxes payable in connection with the delivery of Shares duly paid by the Company; and

          (c)   as a condition to Closing, (i) no Shares will be delivered until both a valid DWAC deposit instruction for the Shares has been received by the Transfer Agent and the Cash Payment by wire transfer of immediately available funds pursuant to Section 1.2(a) has been received by the Company; (ii) all of the representations and warranties of the Company in Section 2 hereof shall be true and correct as of the Closing Date and the Company shall have complied with all its agreements contained herein; and (iii) all of the representations and warranties of the Purchaser in Section 3 hereof shall be true and correct as of the Closing Date and the Purchaser shall have complied with all its agreements contained herein.

          1.3   Registration of the Shares. The Company has registered the sale of the Shares pursuant to the Company's Registration Statement on Form S-3 filed with the Commission on April 7, 2026 (such registration statement, including the base prospectus contained therein, as supplemented by the preliminary prospectus supplement relating to the offer and sale of the Shares, dated April 7, 2026, is referred to herein as the "Registration Statement").

        SECTION 2.   Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that:

2.1   Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

2.2   Authorization. The Company has full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and all action required to be taken for the due and proper authorization, execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated hereby has been duly and validly taken. This Agreement has been duly authorized, executed and delivered by the Company and, assuming due execution and delivery by the Purchaser, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting rights or remedies of creditors generally; and (ii) the application of general principles of equity.

2.3   Validity and Registration of Shares. The Shares to be issued and sold hereunder have been duly authorized by the Company and, when issued and delivered and paid for as provided herein, will be duly and validly issued, will be issued as part of CUSIP 87507T101, will be fully paid and nonassessable and will conform in all material respects to the descriptions thereof in the Registration Statement and the issuance of the Shares is not subject to any preemptive or similar rights. The sale of the Shares to be issued and sold to the Purchasers on the Closing Date pursuant to this Agreement will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the Registration Statement, and book entries representing such Shares will not contain a restrictive legend.

2.4   SEC Filings. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the Commission under Sections 13, 14(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in the two years preceding the date hereof on a timely basis, except where the failure to file on a timely basis would not reasonably be expected to affect the Company's ability to sell and issue the Shares and to carry out and perform all of its obligations under this Agreement. As of their respective filing dates (or, if amended prior to the date of this Agreement, when amended), such documents filed with the SEC pursuant to the Exchange Act (the "SEC Documents") complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder. The Company is eligible to register its Common Stock for sale using Form S-3 promulgated under the Securities Act. The Company has made available to each Purchaser or their representatives, or each Purchaser has had access through the Commission's EDGAR website to, true and complete copies of the SEC Documents. No stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act and no proceedings for that purpose have been instituted or are pending or, to the Company's knowledge, are threatened by the Commission.

2.5   Compliance with NYSE Listing Requirements. The Company will have submitted to the NYSE a Supplemental Listing Application with respect to the Shares. The Company will use its commercially reasonable efforts to maintain the listing of the Shares on the NYSE for so long as the Common Stock is then so listed.

2.6   Non-Contravention. The execution, delivery and performance by the Company of this Agreement, the issuance and sale of the Shares and the consummation by the Company of the transactions contemplated by this Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, result in the termination of any right or asset of the Company or any of its subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property, right or assets of the Company or any of its subsidiaries is subject, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Company or any of its subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority applicable to the Company, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation, default, termination that, would not, individually or in the aggregate, have a material adverse effect on the business, properties, management, financial position or results of operations of the Company and its subsidiaries taken as a whole or materially impair the ability of the Company to perform its obligations under this Agreement (a "Material Adverse Effect").

2.7   No Consents or Approvals. No consent, filing, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of this Agreement, the issuance and sale of the Shares and the consummation by the Company of the transactions contemplated by this Agreement, except for (i) such as have been, or prior to the Closing Date, will be, obtained or made, (ii) the registration of the Shares under the Securities Act and those that may be required under the Exchange Act, applicable state securities laws, or by NYSE or the Financial Industry Regulatory Authority, Inc., and (iii) those that, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect.

SECTION 3.   Representations and Warranties of the Purchasers. Each Purchaser, severally with respect to itself and its Represented Accounts (if any) and not jointly with other Purchasers, hereby represents and warrants to the Company that the following statements are true and correct as of the date of this Agreement:

3.1   Organization. Such Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

3.2   Authorization. Such Purchaser has full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and all action required to be taken for the due and proper authorization, execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated hereby has been duly and validly taken. This Agreement has been duly authorized, executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors' rights generally and by general equitable principles.

3.3   Investment.

(a)　Such Purchaser is knowledgeable, sophisticated and experienced in business and financial matters and has previously invested in securities similar to the Shares. Such Purchaser is able to bear the economic risk of its investment in the Shares and is presently able to afford the complete loss of such investment and has been afforded access to information about the Company and its affiliates and their financial condition, results of operations, business, property and management sufficient to enable such Purchaser to evaluate its investment in the Shares. Such Purchaser and Represented Account for which it is acting are each "Eligible Institutional Holder" as defined in the Registration Statement.

(b)　Such Purchaser (i) has received a copy of the Registration Statement, (ii) understands and accepts that the Shares to be acquired pursuant to this Agreement involve risk, including those described or incorporated by reference in the Registration Statement and (iii) has made an independent decision to purchase the Shares based on the information available to such Purchaser. Such Purchaser acknowledges that it has independently made its own analysis and decision to purchase the Shares and without reliance upon the Company or any of its agents or financial advisors (an "Agent") and based on such information as it has deemed appropriate in its independent judgment. Such Purchaser has not relied on any information (in any form, whether written or oral, including any representation or warranty of the Company) furnished by the Company or its affiliates, any Agent or on the Company's behalf in making that decision. Such Purchaser further acknowledges that (i) such Purchaser had a sufficient amount of time to consider whether to participate in the Transaction and that neither the Company nor any Agent has placed any pressure on it to respond to the opportunity to participate in the Transaction, (ii) the terms of the Transaction are the result of bilateral negotiations between the parties, and such Purchaser was given a meaningful opportunity to negotiate the terms of the Transaction, (iii) it has consulted its own tax and legal advisors and (iv) it has not relied on the Company or its affiliates or any Agent or the Company's representatives for any tax advice related to the Transaction.

(c)　The Purchaser acknowledges the Company intends to pay a fee to any Agent in connection with the Transaction.

(d)　Neither the Company, any Agent nor their respective affiliates, officers, employees, agents or controlling persons have provided any investment advice or rendered any opinion to such Purchaser as to whether the purchase of the Shares is prudent or suitable.

3.4　Non-Contravention. The execution, delivery and performance by the Purchaser of this Agreement, the purchase of the Shares and the consummation by the Purchaser of the transactions contemplated by this Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, result in the termination of any right or asset of the Purchaser or any of its subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Purchaser or any of its subsidiaries is a party or by which the Purchaser or any of its subsidiaries is bound or to which any of the property, right or assets of the Purchaser or any of its subsidiaries is subject, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Purchaser or any of its subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority applicable to the Purchaser that, would, individually or in the aggregate, have, or would reasonably be expected to have, a material adverse effect on the ability of such Purchaser to carry out its obligations hereunder.

3.5   <u>Compliance with Laws</u>. Each Purchaser will comply with all applicable laws and regulations in effect in any jurisdiction in which the Purchaser purchases (or acquires pursuant to the transaction described herein or sells) Shares and will obtain any consent, approval or permission required for such purchases, acquisitions or sales under the laws and regulations of any jurisdiction to which the Purchaser is subject or in which the Purchaser makes such purchases, acquisitions or sales, and the Company shall have no responsibility therefor. The operations of the Purchaser have been conducted in material compliance with the rules and regulations administered or conducted by the U.S. Department of Treasury Office of Foreign Assets Control ("<u>OFAC</u>") applicable to the Purchaser. The Purchaser has performed due diligence necessary to reasonably determine that its beneficial owners are not named on the lists of denied parties or blocked persons administered by OFAC, resident in or organized under the laws of a country that is the subject of comprehensive economic sanctions and embargoes administered or conducted by OFAC ("<u>Sanctions</u>"), or otherwise the subject of Sanctions.

3.6   <u>No Guarantees</u>. Each Purchaser confirms that neither the Company nor any Agent has (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial accounting or otherwise) of an investment in the Shares or (B) made any representation to such Purchaser regarding the legality of an investment in the Shares under applicable investment guidelines, laws or regulations.

3.7   <u>No Brokers or Finders</u>. None of such Purchaser nor any of its officers or directors or persons serving in a similar capacity has retained or authorized any agent, investment banker, financial advisor, broker, finder or other intermediary to act on behalf of such Purchaser or incurred any liability for any agent's, banker's, financial advisor's, broker's or finder's fees or commissions in connection with the transactions contemplated by this Agreement.

3.8   <u>Represented Accounts</u>. If a Purchaser is acting on behalf of a Represented Account hereunder, such Purchaser has (i) sole investment discretion with respect to each such Represented Account, (ii) full power to make the foregoing representations, warranties and covenants on behalf of such Represented Account and (iii) the contractual authority to enter into this Agreement and to carry out the transactions contemplated hereby with respect to such Represented Account.

SECTION 4.   <u>Termination</u>.

4.1   <u>Conditions of Termination</u>. Notwithstanding anything to the contrary contained herein, with respect to any individual Purchaser, this Agreement may be terminated (a) at any time before the Closing by mutual written agreement of the Company and the respective Purchaser, (b) by either Party if (i) the Closing shall not have occurred on or before April 31, 2026 or (ii) any governmental authority of competent jurisdiction shall have issued or entered any governmental order or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated herein.

4.2   Effect of Termination. In the event of termination pursuant to Section 4.1 hereof, this Agreement shall become null and void with respect to any individual Purchaser and have no effect (other than this Section 4.2 and Section 5, which shall survive termination) with no liability on the part of the Company or the respective Purchaser, or their directors, officers, agents or stockholders, with respect to this Agreement, except for the liability of any willful or intentional breach of this Agreement.

SECTION 5.   Miscellaneous.

5.1   Further Assurances. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement or the transactions contemplated hereby, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as the other Party may reasonably request, at the requesting Party's expense.

5.2   Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or a Purchaser without the prior written consent of the other party.

5.3   Counterparts. This Agreement may be executed simultaneously in counterparts (including by means of facsimile or other electronic transmission), any one of which need not contain the signatures of more than one Party, but all such counterparts taken together shall constitute one and the same agreement. The words "execution," "signed," "signature" and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by email or other electronic format (including, without limitation, "pdf," "tif" or "jpg") and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the UCC.

5.4   Descriptive Headings; Interpretation. The headings and captions used in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used in Schedule A and not otherwise defined therein shall have the meanings set forth in this Agreement. The use of the word "including" herein shall mean "including without limitation". The Parties intend that each representation, warranty and covenant contained herein shall have independent significance.

5.5   Entire Agreement. This Agreement and the agreements and documents referred to herein (including the certain Note Purchase Agreement dated as of the date hereof among the Company and the noteholders party thereto) contain the entire agreement and understanding among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way.

5.6   Amendment. This Agreement may be amended, modified, discharged, terminated or supplemented but only in writing (including a writing evidenced by a facsimile transmission or other electronic transmission) signed by the Party against which enforcement is sought.

5.7   Expenses. Each Party will bear its own fees and expenses in connection with the transactions contemplated hereby.

5.8   APPLICABLE LAW; WAIVER OF JURY TRIAL. THIS AGREEMENT, AND ANY CLAIM, COUNTERCLAIM OR DISPUTE OF ANY KIND OR NATURE WHATSOEVER ARISING OUT OF OR IN ANY WAY RELATING TO THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD APPLY THE LAWS OF ANY OTHER JURISDICTION). THE PARTIES AGREE TO WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY DISPUTE ARISING FROM OR RELATED TO THIS AGREEMENT.

5.9   Submission to Jurisdiction. Each Party agrees that any suit, action or proceeding brought by it against the other Party arising out of or based upon this Agreement or the transactions contemplated hereby shall be instituted exclusively in federal court in The City of New York, New York, and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding. Each Party agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company and the Purchasers, as applicable, and may be enforced in any court to the jurisdiction of which the applicable Party, is subject by a suit upon such judgment.

5.10   Survival. All authority herein conferred or agreed to be conferred in this Agreement shall survive the dissolution of such Purchaser and any representation, warranty, undertaking and obligation of such Purchaser hereunder shall be binding upon the trustees in bankruptcy, legal representatives, successors and assigns of such Purchaser.

5.11   Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be sent to the Company and the Purchasers at the addresses set forth below:

If to the Company:

Tamboran Resources Corporation
Suite 01, Level 39, Tower One, International Towers
 Sydney, 100 Barangaroo Avenue, New South Wales, Australia
Attention: General Counsel
Email: Rohan.Vardaro@tamboran.com

with a copy (which will not constitute notice) to:
Latham & Watkins LLP
300 Colorado St., Suite 2400
Austin, TX 78701

Attention: David J. Miller
Email: David.Miller@lw.com

If to the Purchasers:
To the address or addresses set forth
on <u>Schedule A</u>

5.12 <u>Notification of Changes</u>. Each Purchaser hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the Closing Date that would cause any representation, warranty or covenant of such Purchaser contained in this Agreement to be false or incorrect.

5.13 <u>No Construction Against Draftsperson</u>. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

5.14 <u>Non-Reliance by Purchaser</u>. Each Purchaser acknowledges that (i) it has not relied on any statement or information provided by any Agent concerning the Company or the Transaction in making its decision to purchase Shares, (ii) any Agent has not acted as a financial advisor or fiduciary with respect to the Purchaser and (iii) any Agent is not responsible for the accuracy, completeness or adequacy of any information supplied to the Purchaser by any Agent on behalf of the Company.

5.15 <u>Reliance by Agent</u>. Any Agent and its officers, directors, employees, agents and affiliates (collectively, "<u>Agent Parties</u>") may rely on each representation and warranty of the Company and of each Purchaser made herein or pursuant to the terms hereof with the same force and effect as if such representation or warranty were made directly to the Agent Parties. The Agent Parties shall be a third-party beneficiary of this Agreement to the extent provided in this Section 5.15. Each Purchaser agrees that any Agent shall not have any liability (whether direct or indirect, in contract or tort or otherwise) to any Purchaser for or in connection with the Transaction, except for any such liability for losses, claims, damages or liabilities (or fees or expenses relating thereto) incurred by a Purchaser that are finally judicially determined to have resulted from the bad faith or gross negligence of any Agent.

5.16 <u>Delivery Delay Protections</u>. Each Purchaser acknowledges that the delivery of the Shares to any Purchaser may be delayed due to procedures and mechanics within the system of the Transfer Agent, DTC or the NYSE (including the procedures and mechanics regarding the listing of the Shares on the NYSE) or other events beyond the Company's control and that such a delay will not be a default under this Agreement so long as (i) the Company is using its reasonable best efforts to effect such delivery, or (ii) such delay arises due to a failure by such Purchaser to deliver settlement instructions or Cash Payment; provided, further, that no delivery of Shares will be made until the Cash Payment has been properly received in accordance with this Agreement.

(Signatures on next page)

IN WITNESS WHEREOF, the Parties hereto have executed this Share Purchase Agreement as of the date first written above.

TAMBORAN RESOURCES CORPORATION

By: /s/ Eric Dyer
Name: Eric Dyer
Title: Chief Financial Officer

PURCHASER

BY: Bryan S. Sheffield Spousal Lifetime Access Trust

By: <u>/s/ Bryan Sheffield</u>
Name: Bryan Sheffield
Title: Investment Trustee

SCHEDULE A

Purchaser	Number of Shares	Cash Payment
(*Name, Address, Email and Phone Number*)	(*number of Shares to be sold for Cash Payment*)	
Bryan S. Sheffield Spousal Lifetime Access Trust 300 Colorado Street, Ste. 1950, Austin, Texas 78701	50,000	$1,750,000